As filed with the Securities and Exchange Commission on November 09, 2016
Securities and Exchange Commission
Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FitBit Inc.
(Name of Subject Company)

ABM Capital LTD
(Name of Filing Persons)

Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

33812L102
(CUSIP Number of Class of Securities)

333 Huai Hai Zhong Road Luwan District, Office 1216 12/F Shui Plaza Centre
Shanghai 200021 P.R. China
(Address of Principal Executive Office)

Telephone Number, Including Area Code:  +86 21 5116 0771
Kevin Mead
ABM Capital LTD
333 Huai Hai Zhong Road Luwan District, Office 1216 12/F Shui Plaza Centre
Shanghai 200021 P.R. China
(Name and Address of Agent for Service)

Copy to:

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee
Transaction Valuation	Amount of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A Filing Party:  N/A
Form or Registration No.:  N/A Date Filed:  N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a potential tender offer by ABM Capital LTD ("Purchaser") for all of the outstanding Class A common shares, par value $0.0001 per share of FitBit Inc. (the "Company"). The Purchaser has announced today, November 9 2016, that it has submitted an offer (the "Letter") to the board of directors of the Company. In the Letter, the Purchaser proposes to acquire all outstanding Class A common shares at a price per share of $12.50 (the "Proposed Offer"). The Proposed Offer is subject to satisfactory due diligence and notification and the execution of a definitive written agreement.

THIS COMMUNICATION AND THE EXHIBIT ATTACHED HERETO ARE NEITHER AN OFFER TO PURCHASE NOR SOLICITATION OF AN OFFER TO SELL SECURITIES.  INVESTORS ARE ADVISED TO READ PURCHASER'S TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The potential tender offer for the Company's outstanding ordinary shares described in the exhibit to this filing has not commenced and may never commence.  If and when the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the "SEC"), and the Company will timely file a recommendation statement on Schedule 14D-9, with respect to the offer.  Any tender offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer.  All of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's website:  www.sec.gov.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABM Capital LTD

By:	/s/ Kevin Mead
Name: Kevin Mead
Title: Chief Financial Officer

Dated:  November 9, 2016